UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-50583

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR For Period Ended: March 31, 2004

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________

      PART I — REGISTRANT INFORMATION

      BioVeris Corporation

      Full Name of Registrant

      Not applicable

      Former Name if Applicable

      16020 Industrial Drive

      Address of Principal Executive Office(Street and Number)

      Gaithersburg, MD 20877

      City, State and Zip Code

      PART II — RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

    (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c)        The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

      PART III — NARRATIVE

        State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        On June 15, 2004, BioVeris Corporation (“BioVeris”) issued a press release, which was filed with the Securities and Exchange Commission on BioVeris’s Current Report on Form 8-K, announcing that the Audit Committee of the Board of Directors of BioVeris (the “Audit Committee”) had commenced an investigation of Meso Scale Diagnostics, LLC. (“MSD”). MSD is a company jointly owned by BioVeris and Meso Scale Technologies, LLC. (“MST”), a company wholly-owned by Jacob N. Wohlstadter, the son of Samuel J. Wohlstadter, BioVeris’s Chairman and Chief Executive Officer. The investigation was prompted by the discovery of a series of transactions undertaken by MSD involving the actual or proposed purchase by MSD of certain residential real property and luxury automobiles. The transactions, which are believed to have a total cost of approximately $7 million, were entered into by MSD upon Jacob Wohlstadter’s sole approval and without BioVeris’s knowledge. The Audit Committee has made a formal demand upon MSD to inspect MSD’s accounting books and records in furtherance of its investigation of these transactions and to determine whether MSD has entered into other similar transactions without BioVeris’s knowledge. BioVeris also brought legal action against MSD and Jacob Wohlstadter which has been described in its press releases made on June 15, 2004 and June 21, 2004.

        BioVeris cannot complete its Form 10-K for the year ended March 31, 2004 until its consolidated financial statements, which include MSD’s financial information, have been completed. BioVeris adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), as of March 31, 2004, and accordingly, it must consolidate the financial information of MSD in its consolidated balance sheet beginning as of March 31, 2004 and in its other financial statements for subsequent periods so long as the requirements of FIN 46 are satisfied. BioVeris cannot complete its consolidated financial statements or have those financial statements audited by its independent accountants until it receives MSD’s audited financial statements and the Audit Committee completes its investigation of MSD. MSD’s independent accountants have advised BioVeris that they cannot complete an audit of MSD’s financial statements until the investigation of MSD is completed and until MSD’s independent accountants have had an opportunity to review the results of this investigation and determine what additional procedures, if any, are required to complete the audit of MSD’s financial statements and deliver the related opinion. The completion of the investigation of MSD and the audit of its financial statements will require MSD’s cooperation.

      PART IV — OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification

                  George V. Migausky

                  (Name)

                  (301) 869-9800

                  (Area Code) (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BioVeris Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2004 /s/George V. Migausky
George V. Migausky
Vice President of Finance and
Chief Financial Officer